

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re:** **Qunar Cayman Islands Limited**
> **Amendment No. 5 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted September 16, 2013**
> **CIK No. 0001551060**

Dear Mr. Sun:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. You state on page 119 of your draft registration statement that your travel service provider customers include such airlines as China Southern Airlines and Lufthansa Airlines. These two airlines offer flight services to and from Cuba, Iran, and/or Sudan, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, and Sudan, whether through direct or indirect arrangements. Your response should describe any products, technology, information, or services that you have provided into Cuba, Iran, and Sudan, directly or indirectly, and any agreements, commercial

arrangements, or other contacts you have had with the governments of Cuba, Iran, and Sudan, or entities they control.

2. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Notes to the Consolidated Financial Statements for the years ended December 31, 2010, 2011 and 2012, page F-8

7. Income taxes, page F-58

3. Refer to responses to comments 4 and 5 in our letter dated September 9, 2013. Please clarify your disclosure that the majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. In this regard, please also remove the reference to deemed revenue as a permanent difference as such characterization appears inconsistent with the nature of income tax uncertainty associated with deemed revenues. Lastly, please disclose where the liability is classified on your balance sheet.

Exhibit 99.2 Opinion of TransAsia Lawyers regarding certain PRC law matters

4. Please specify in the first paragraph of the opinion that the ADSs represent your Class B ordinary shares, if that is correct.

5. Please have counsel delete the words "the General Disclosure Package" from the opinion and ensure that that the opinion is complete on its own or includes complete legal analysis as applicable.

6. We note that in response to comment 38 in our comment letter dated May 10, 2013, you confirmed that your "PRC counsel's legal opinion will address the lack of registration of liaison offices and leases as well as any other material registrations required for leases." Please have counsel revise its opinion to address these issues.

7. Please ask your PRC counsel to revise its legal opinion to clarify whether each of the capitalization transactions described under "History and Corporate Structure" were in compliance with the laws of the PRC.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP